Exhibit 99.1

 Official Notice No. 5508-2019-SMV/11.1 from the Securities Market Superintendency of Peru to Credicorp Ltd.

(English language summary)

By letter dated November 20, 2019, the Securities Market Superintendency of Peru (SMV), sent an official notice to Walter Bayly, the Gerente General (CEO) of Credicorp Ltd., with regards to the company’s obligations as an issuer listed on the Lima Stock Exchange (BVL). The notice referred to (i) a letter published by Credicorp Ltd. on November 18, 2019 via Twitter; (ii) a press release published on the investor relations website of Credicorp Ltd. on November 18, 2019; (iii) an interview published in the El Comercio newspaper on November 19, 2019; (iv) the media reports regarding Mr. Romero’s testimony of November 18, 2019; (v) the SMV’s previous request of Credicorp Ltd. to make a Material Event filing; and (vi) Credicorp Ltd.’s indication that Mr. Romero’s testimony did not constitute a Material Event. SMV noted that among its goals are the protection of investors, efficiency and transparency of markets, correct pricing, and the dissemination of all information necessary to achieve those aims. Despite Credicorp Ltd.’s argument that Mr. Romero’s statements do not constitute a Material Event, the SMV considers them as such. Therefore, in accordance with the Regulation on Material Events, Credicorp Ltd. is required to disclose this notice, along with all the aforementioned documents, and any other relevant information.